UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM U-9C-3

                      QUARTERLY REPORT PURSUANT TO RULE 58


                              FOR THE QUARTER ENDED

                                  JUNE 30, 1999



                    Central and South West Corporation (CSW)
                      (Name of registered holding company)


                          1616 Woodall Rodgers Freeway
                               Dallas, Texas 75202
                    (Address of principal executive offices)

ITEM 1 - ORGANIZATION CHART

                                       Energy or                               Percentage
                                          Gas-                                 of Voting
Name of Reporting                       related      Date of       State of    Securities
(Ownership information)                 Company    Organization   Organication    Held     Nature of Business
--------------------------------------------------------------------------------------------------------------

Polk Power Partners, L.P. (Polk Cogen)   Energy       Feb-92        Delaware      46.25%   Qualifying facility
Orange Cogeneration Limited              Energy       Feb-93        Delaware        50%    Qualifying facility
 Partnership(Orange  Cogen)
Brush Cogeneration Partners              Energy       Nov-91        Delaware      47.25%   Qualifying facility
 (Brush Cogen)
Eastex Cogeneration Limited Partnership  Energy       Sep-98        Deleware        99%    Qualifying facility
(ownership through various intermediate holding company subsidiaries originating with CSW Development-I, Inc/CSW Energy Inc./CSW)


Thermo Cogeneration Partnership,         Energy        Apr-93       Delaware        50%    Qualifying facility
 L.P. (Thermo Cogen)
(ownership through intermediate holding company CSW Ft. Lupton, Inc./CSW Energy
 Inc. CSW)


Sweeny Cogeneration Limited              Energy        Sep-95       Delaware        50%    Qualifying facility
 Partnership (Sweeny Cogen)
(ownership through various intermediate holding company subsidiaries originating with CSW Sweeny GP I, Inc. and CSW Sweeny LP I, Inc./CSW Energy Inc./CSW)


Diversified Energy Contractors LLC       Energy        Jul-97       Delaware        100%   Maintenance services
(DECO)
(CSW Energy Inc. / CSW)

CSW Power Marketing, Inc.                Energy        Mar-96       Delaware        100%   Energy marketing
(CSW)

CSW Services International, Inc.         Energy        Mar-97       Delaware        100%   Energy  management
(CSW Energy Inc. / CSW)

Powerware Solutions, Inc.                Energy        Feb-94       Texas           4.0%   Energy Mgmt Systems for
(PSO Investment)                                                                            water utilities

Utility Data Resources, Inc.             Energy        Dec-97       Delaware        4.5%   Electricity pricing mgmt
(PSO Investment)                                                                            consulting and software

AEMT, Inc.                               Energy        Dec-97       Florida          0%    Power conditioning
(PSO Investment)                                                                            product mfg and sales

Energy Services, Inc. (ESI)              Energy        Sept-97      Delaware        100%   Energy marketing
(CSW)

Enershop                                 Energy        Sept-95      Delaware        100%   Energy marketing
(CSW)                                                                                       services


ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

                                                                Person to               Consideration
Company                          Principal     Issue    Cost    whom        Collateral  received
issuing        Type of           amount of      or       of     security    given with  for each
security       security issued   security     renewal  capital  issued      security    security
------------------------------------------------------------------------------------------------------
                                               (000's)

DECO           Loan note           $882                         CSW Energy

Eastex
Cogeneration   Loan note          2,056                         CSW Energy
 LP


Company         Company     Amount of
contributing    receiving   capital
capital         capital     contribution
----------------------------------------
              (000's)

None

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions performed by reporting companies on behalf of associate companies

                                                            Direct     Indirect
Reporting company    Associate company    Type of services  costs      costs      Cost of     Total amount
rendering services   receiving services   rendered          charged    charged    capital     billed
----------------------------------------------------------------------------------------------------------
                                                             (000's)    (000's)                 (000's)

Enershop, Inc.       CSW Power            Lease
                     Marketing, Inc.      Management            2                                  2

CSW Power            Enershop, Inc.       Lease
Marketing, Inc.                           Management           51                                 51

Part II - Transactions performed by associate companies on behalf of reporting companies

                                                            Direct     Indirect
Reporting company    Associate company    Type of services  costs      costs      Cost of     Total amount
rendering services   receiving services   rendered          charged    charged    capital     billed
----------------------------------------------------------------------------------------------------------
                                                             (000's)    (000's)                 (000's)

CSW Power            Enershop, Inc.       Lease
Marketing, Inc.                           Management          $51                                $51

Enershop, Inc.       CSW Power            Lease
                     Marketing, Inc.      Management            2                                  2

CSW Energy, Inc.     Orange               Plant
                     Cogeneration         services            382      $ 156                     538

CSW Energy, Inc.     Polk                 Plant
                     Cogeneration         services            341        167                     508


CSW Services         Sweeny               Plant
International, Inc.  Cogeneration         services            345        178                     523

CSW Dev I, Inc.      Polk                 Plant
                     Cogeneration         Services            131          0                     131

CSW Energy, Inc.     Eastex               Plant
                     Cogeneration         Services              2          1                       3


For other associate company transactions, please refer to the most recent annual report on Form U-13-60 filed by Central and South West Corporation with the Securities and Exchange Commission.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies (millions):

Total consolidated capitalization as
  of:  June 30, 1999                                            $7,833 line 1

Total capitalization multiplied by 15%
 (line 1 multiplied by 0.15)                                     1,175 line 2

Greater of $50 million or line 2                                 1,175 line 3


Total current aggregate investment: (Beginning 4/1/97)
 (categorized by major line of energy-related business)
   Energy-related Category 1: Energy Services             19
   Energy-related Category 5: Energy Marketing            13
   Energy-related Category 7: Maintenance Services         0
   Energy-related Category 8: Qualifying Facility         14
   Energy-related Categories 2,3,4,6,9,10                 --

     Total current aggregate investment                             45 line 4
                                                                --------

Difference between the greater of $50 million or 15%
 of capitalization and the total aggregate investment
 of the registered holding company system
(line 3 less line 4)                                            $1,130 line 5
                                                                ========

Investments in gas-related companies (millions):

Total current aggregate investment:(Beginning 4/1/97)
 (categorized by major line of energy-related business)
   Gas-related business Categories 1 and 2                --

      Total current aggregate investment                            $0

                                                                ========

ITEM 5 - OTHER INVESTMENTS


Major line of energy-  Other investment in  Other investment in
related business       last U-9C-3 report   this U-9C-3 report   Reason for difference in other investment
---------------------------------------------------------------------------------------------------------
                             (000's)              (000's)
Energy services           $ 2,696                   $0           Amounts invested prior to April 1, 1997
                                                                   are excluded from Item 4

Maintenance services           --                    0


Qualifying facility     $ 194,644                    0           Amounts invested prior to April 1, 1997
                                                                   are excluded from Item 4







ITEM 6 - FINANCIAL STATEMENTS AND
EXHIBITS

Financial Statements

Balance sheets for quarter ended June 30, 1999 are filed confidentially under separate cover for:
         CSW Development-I, Inc. (consolidated)
         CSW Ft. Lupton, Inc.
         Sweeny Companies (consolidated)
         Enershop, Inc.
         CSW Energy Services, Inc.
         CSW Power Marketing, Inc.
         Diversified Energy Contractors Company (DECO)
         CSW Services International


Income Statements as of the three months ended June 30, 1999 are filed confidentially under separate cover for:
         CSW Development-I, Inc. (consolidated)
         CSW Ft. Lupton, Inc.
         Sweeny Companies (consolidated)
         Enershop, Inc.
         CSW Energy Services, Inc.
         CSW Power Marketing, Inc.
         Diversified Energy Contractors Company (DECO)
         CSW Services International

Exhibits

Exhibit A - Certificate of Central and South West Corporation

Please contact Ms. Susan Parker at (214) 777-3682 with inquiries concerning this report.


                                  SIGNATURE

                                  Central and South West Corporation


                                      /s/  Lawrence B. Connors
                                      By:  Lawrence B. Connors
                                           (Name)

                                           Controller
                                           (Title)

                                           August 30, 1999
                                          (Date)